UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 33)*

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

900435108

(CUSIP Number)

Steven Allen, Company Secretary

6 St James’s Square

London SW1Y 4AD

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

+1 212 558-4000

November 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 900435108	SCHEDULE 13D	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 102,196,643 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 102,196,643 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,196,643 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,947,833 (see Item 5 )
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,947,833 (see Item 5 )

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,947,833 (see Item 5 )
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,510,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 5 of 13 pages

1	NAMES OF REPORTING PERSONS 46117 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,228,810 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,228,810 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,228,810 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 6 of 13 pages

1	NAMES OF REPORTING PERSONS 535630 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,510,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 33 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013, July 9, 2013, August 14, 2013, August 28, 2013, January 13, 2015, September 14, 2020, April 9, 2021, January 25, 2022, March 14, 2022, May 18, 2022, August 25, 2022, September 1, 2022, September 6, 2022 and October 25, 2022 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

All references herein to “$” and “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, 7999674 Canada Inc., a company incorporated under the laws of Canada, 46117 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada, and 535630 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada.

Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. 7999674 Canada Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 46117 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 535630 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares.

The principal executive office of Rio Tinto is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of RTIH is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of 7999674 Canada Inc. is located at 400-1190 Ave. Des Canadiens-De-Montreal, Montreal, H3B 0E3, Canada. The principal executive office of 46117 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The principal executive office of 535630 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Rio Tinto Companies are party to a Joint Filing Agreement, dated January 15, 2014, a copy of which is filed with this Schedule 13D as Exhibit I, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously reported, on September 5, 2022, Rio Tinto, RTIH and the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) in respect of a plan of arrangement under the Business Corporations Act (Yukon). The Arrangement Agreement provides for the terms and conditions pursuant to which Rio Tinto has agreed to acquire all of the outstanding share capital in the Company that is not owned directly or indirectly by Rio Tinto and the Company’s minority shareholders (i.e. holders of the approximately 49% of the Company’s share capital that is not owned directly or indirectly by Rio Tinto) (the “Minority Shareholders”) would receive C$43.00 in cash per Share (the “Transaction”).

The terms of the Arrangement Agreement further provide that the Transaction will be implemented by way of a statutory plan of arrangement under the Business Corporations Act (Yukon) (the “Plan of Arrangement”). The Plan of Arrangement and the implementation of the arrangement set forth therein between the Company, its shareholders, RTIH and Rio Tinto (the “Arrangement”) is subject to the review and approval of the Supreme Court of Yukon. In addition, the Arrangement is subject to certain other conditions, including, among other customary closing conditions, (i) approval of sixty-six and two-thirds percent (66-2/3%) of votes cast by shareholders of the Company (including the Rio Tinto Companies) (the “Company Shareholders”) and (ii) approval of a majority of votes cast by the Minority Shareholders (such approvals, the “Requisite Shareholder Approvals”).

The Arrangement Agreement and the Arrangement have been approved by the Boards of Directors of the Company and a special committee of the Company comprised solely of independent directors.

On November 1, 2022, in connection with the Arrangement Agreement, RTIH and Rio Tinto entered into agreements (each, an “Agreement”) with certain Minority Shareholders affiliated with Pentwater Capital Management LP and Sailingstone Capital Partners LLC (such Minority Shareholders collectively, the “Withholding Shareholders”), pursuant to which, among other things, each Withholding Shareholder has agreed (i) to withhold (or cause to be withheld) its vote on all of its Shares eligible to be voted at any special meeting of the Company Shareholders called to vote upon the Arrangement, or at any adjournment or postponement thereof, (ii) to certain restrictions on its ability to transfer its Shares and (iii) to conduct any dissent proceedings and certain other claims by arbitration in accordance with the terms of the applicable Agreement. RTIH and Rio Tinto have also agreed to, among other things, either waive or amend the dissent condition set forth in the Arrangement Agreement to allow the Arrangement to be completed in circumstances where the holders of up to 17.5% of Shares issued and outstanding as of the date of the Arrangement validly exercise Dissent Rights (as defined in the Arrangement Agreement). RTIH, Rio Tinto and the Withholding Shareholders have also agreed that each Withholding Shareholder shall be paid C$34.40 of the consideration for the Transaction following the completion of the Arrangement, with the remaining consideration payable following the final determination of the arbitration.

The Agreements will automatically terminate upon the termination of the Arrangement Agreement, at any time prior to the Effective Time (as defined in the Arrangement Agreement), in accordance with its terms.

On November 1, 2022, Rio Tinto issued a press release announcing the Agreements, a copy of which is attached hereto as Exhibit C.

Other than as described in the Schedule 13D, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the Arrangement is not consummated, the Rio Tinto Companies and their affiliates will continue to regularly review and assess their investment in the Company and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Agreements, the Press Release and the Arrangement Agreement do not purport to be complete and they are qualified in their entirety by reference to Exhibits A, B, C and E, respectively, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Rio Tinto beneficially owns 102,196,643 Shares, representing 50.8 percent of the outstanding Shares. Such Shares are held by Rio Tinto indirectly through RTIH (as to 43,947,833 Shares, representing 21.8 percent of the outstanding Shares, which are also beneficially owned by RTIH), indirectly through 7999674 Canada Inc. (as to 21,510,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 7999674 Canada Inc.), indirectly through 46117 Yukon Inc. (as to 15,228,810 Shares, representing 7.6 percent of the outstanding Shares, which are also beneficially owned by 46117 Yukon Inc.) and indirectly through 535630 Yukon Inc. (as to 21,510,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 535630 Yukon Inc.).

Rio Tinto has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.

Rio Tinto also has the right, subject to the terms and conditions of its financing support agreement with the Company, to require that the Company effect an equity contribution by way of private placement of Shares to Rio Tinto or a rights offering in the event a fact or circumstance occurs which (i) affects or could reasonably be expected to affect the Company’s ability to meet its obligations under the sponsor debt service undertaking that the Company entered into with Rio Tinto, the project lenders and agents representing such lenders or (ii) gives rise to an event of default or completion default under the agreements entered into in connection with the OT project finance facility.

The percentages of Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Rio Tinto Companies are based on 201,231,446 outstanding Shares as of March 23, 2022, as disclosed by the Company in its Notice of Annual Meeting of Shareholders and Management Proxy Circular attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on April 5, 2022.

In addition, with respect to each of the Rio Tinto Companies, each of the Rio Tinto Companies shares voting power and dispositive power with respect to the Shares beneficially owned by such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure set forth in response to Item 4 is hereby incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.*

B	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.*

C	Press Release dated November 1, 2022.

D	Open Letter Issued to Shareholders of Turquoise Hill Resources Ltd. from Rio Tinto plc, dated October 25, 2022.[1]

E	Arrangement Agreement between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited, dated September 5, 2022.[2]

F	Press Release dated September 6, 2022.[2]

G	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022.[2]

H	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 5, 2022.[2]

I	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall , on the other hand.[2]

J	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022.[3]

K	Press Release dated September 1, 2022.[3]

L	Press Release dated August 24, 2022.[4]

M	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022.[5]

N	Non-binding proposal letter, dated March 13, 2022.[6]

O	Press Release dated March 14, 2022.[6]

P	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022.[7]

Q	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.[8]

[1]	Filed as an exhibit to the amended Schedule 13D on October 25, 2022.
[2]	Filed as an exhibit to the amended Schedule 13D on September 6, 2022.
[3]	Filed as an exhibit to the amended Schedule 13D on September 1, 2022.
[4]	Filed as an exhibit to the amended Schedule 13D on August 25, 2022.
[5]	Filed as an exhibit to the amended Schedule 13D on May 19, 2022.
[6]	Filed as an exhibit to the amended Schedule 13D on March 14, 2022.
[7]	Filed as an exhibit to the amended Schedule 13D on January 25, 2022.
[8]	Filed as an exhibit to the amended Schedule 13D on April 9, 2021.
*	Personally identifiable information has been redacted from each of these exhibits.

R	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated September 9, 2020.[9]

S	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.[10]

T	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[11]

U	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited.[11]

V	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[11]

W	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[12]

X	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[12]

Y	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[13]

Z	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd. [13]

AA	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010.[14]

BB	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011.[15]

CC	Press Release dated August 24, 2011.[16]

DD	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012.[17]

EE	Press Release dated January 24, 2012.[17]

FF	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012.[18]

GG	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012.[19]

HH	Press Release dated July 30, 2012.[20]

II	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.[21]

[9]	Filed as an exhibit to the amended Schedule 13D on September 14, 2020.
[10]	Filed as an exhibit to the amended Schedule 13D on January 15, 2014.
[11]	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
[12]	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
[13]	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
[14]	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
[15]	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
[16]	Filed as an exhibit to the amended Schedule 13D on August 25, 2011.
[17]	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
[18]	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
[19]	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
[20]	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
[21]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

JJ	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013.[22]

KK	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013.[23]

LL	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.[24]

MM	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013. [24]

[22]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
[23]	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[24]	Filed as an exhibit to the amended Schedule 13D on August 28, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2022

Rio Tinto plc

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Company Secretary

Rio Tinto International Holdings Limited

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Director

7999674 Canada Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

46117 Yukon Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

535630 Yukon Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Dominic Barton BMM	Chairman of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Jakob Stausholm	Chief Executive, Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Peter Cunningham	Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Megan Clark AC	Company Director	Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Australia

Simon Henry	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Sam Laidlaw	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Ben Wyatt	Company Director	Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Australia

Simon McKeon AO	Company Director	Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Australia

Jennifer Nason	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United States / Australia

Ngaire Woods CBE	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Jakob Stausholm	Chief Executive	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Bold Baatar	Chief Executive, Copper	6 St James’s Square London SW1Y 4AD United Kingdom	Mongolia

Alf Barrios	Chief Commercial Officer	#20-01 Marina Bay Financial Centre Tower 3, 12 Marina Blvd., 1892, Singapore	Spain / United States

Peter Cunningham	Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Mark Davies	Chief Technical Officer	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Isabelle Deschamps	Chief Legal Officer & External Affairs	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Sinead Kaufman	Chief Executive, Minerals	6 St James’s Square London SW1Y 4AD United Kingdom	Ireland /Australia

James Martin	Chief People Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Kellie Parker	Chief Executive Australia	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Arnaud Soirat	Chief Operating Officer	6 St James’s Square London SW1Y 4AD United Kingdom	France

Simon Trott	Chief Executive, Iron Ore	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Ivan Vella	Chief Executive, Aluminum	400-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec H3B 0E3, Canada	Australia

Rio Tinto International Holdings Limited

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Matthew Cox	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Steven Allen	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

John Kiddle	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Rio Tinto Secretariat Limited	Secretary	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

7999674 Canada Inc.

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

46117 Yukon Inc.

Director and Executive Officer

Name	Present Principal Occupation	Business Address	Citizenship

Director

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

535630 Yukon Inc.

Director and Executive Officer

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

EXHIBIT INDEX

Exhibit Number	Description

A	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.*

B	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.*

C	Press Release dated November 1, 2022.

D	Open Letter Issued to Shareholders of Turquoise Hill Resources Ltd. from Rio Tinto plc, dated October 25, 2022.[1]

E	Arrangement Agreement between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited, dated September 5, 2022.[2]

F	Press Release dated September 6, 2022.[2]

G	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022.[2]

H	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 5, 2022.[2]

I	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall , on the other hand.[2]

J	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022.[3]

K	Press Release dated September 1, 2022.[3]

L	Press Release dated August 24, 2022.[4]

M	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022.[5]

N	Non-binding proposal letter, dated March 13, 2022.[6]

O	Press Release dated March 14, 2022.[6]

[1]	Filed as an exhibit to the amended Schedule 13D on October 25, 2022.
[2]	Filed as an exhibit to the amended Schedule 13D on September 6, 2022.
[3]	Filed as an exhibit to the amended Schedule 13D on September 1, 2022.
[4]	Filed as an exhibit to the amended Schedule 13D on August 25, 2022.
[5]	Filed as an exhibit to the amended Schedule 13D on May 19, 2022.
[6]	Filed as an exhibit to the amended Schedule 13D on March 14, 2022.
*	Personally identifiable information has been redacted from each of these exhibits.

P	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022.[7]

Q	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.[8]

R	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated September 9, 2020.[9]

S	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.[10]

T	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[11]

U	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited.[11]

V	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[11]

W	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[12]

X	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[12]

Y	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[13]

Z	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd. [13]

AA	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010.[14]

BB	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011.[15]

CC	Press Release dated August 24, 2011.[16]

DD	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012.[17]

EE	Press Release dated January 24, 2012.[17]

FF	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012.[18]

GG	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012.[19]

HH	Press Release dated July 30, 2012.[20]

[7]	Filed as an exhibit to the amended Schedule 13D on January 25, 2022.
[8]	Filed as an exhibit to the amended Schedule 13D on April 9, 2021.
[9]	Filed as an exhibit to the amended Schedule 13D on September 14, 2020.
[10]	Filed as an exhibit to the amended Schedule 13D on January 15, 2014.
[11]	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
[12]	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
[13]	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
[14]	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
[15]	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
[16]	Filed as an exhibit to the amended Schedule 13D on August 25, 2011.
[17]	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
[18]	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
[19]	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
[20]	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.

II	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.[21]

JJ	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013.[22]

KK	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013.[23]

LL	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.[24]

MM	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.[24]

[21]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[22]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
[23]	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[24]	Filed as an exhibit to the amended Schedule 13D on August 28, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.